TATA

082-03733

By Courier

31st July 2006
BP/AD-M1A/286

06015758

SUPPL

Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

Audited Financial Results for the quarter ended 30th June 2006

In terms of Clause 41 of the Listing Agreement, we send herewith a statement containing the Audited Financial Results of the Company for the quarter ended 30th June 2006 which were approved by the Board of Directors of the Company at its meeting held today. We also forward herewith a copy of the Press Release issued by the Company.

Yours faithfully,
For The Tata Power Co. Ltd.

(B J Shroff)
Company Secretary &
Senior General Manager (Corporate Affairs)

PROCESSED
AUG 08 2006
THOMSON
FINANCIAL

Encls.

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

AUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH JUNE, 2006

Particulars	Quarter ended		Year ended
	30-Jun-06 Audited	30-Jun-05 Unaudited	31-Mar-06 Audited
	MUs	MUs	MUs
1. Generation	3,824	3,751	13,746
2. Sales	3,807	3,617	13,616
	Rs. Crores	Rs. Crores	Rs. Crores
3. a) Revenue from Power Supply	1,344.63	1,044.68	4,293.27
b) Income from Other Operations	31.98	54.07	269.52
	1,376.61	**1,098.75**	**4,562.79**
4. Expenditure			
a) Staff Cost	41.60	37.90	173.68
b) Cost of Power Purchased	176.84	111.07	583.20
c) Cost of Fuel	812.63	604.13	2,396.51
d) Cost of components, materials and services in respect of contracts	15.93	41.49	215.13
e) Other expenditure	71.51	63.12	358.81
f) Total expenditure (4a to 4e)	1,118.51	857.71	3,727.33
5. Operating Profit	258.10	241.04	835.46
6. Other Income	40.96	31.52	325.61
7. Interest and Finance Charges	52.43	37.84	165.28
8. Gross Profit after interest and finance charges but before Depreciation and Tax (5+6-7)	246.63	234.72	995.79
9. Depreciation	76.02	65.62	278.34
10. Provision for Contingencies			(30.00)
11. Profit before tax (8-9-10)	**170.61**	**169.10**	**747.45**
12. Provision for Taxation			
Current Tax	44.87	56.04	157.44
Deferred Tax	3.01	(6.79)	(27.47)
Fringe Benefit Tax	0.88	1.45	6.94
13. Net Profit after tax (11-12)	**121.85**	**118.40**	**610.54**
14. Statutory & Special Appropriations			35.29
15. Distributable Profit (13-14)			575.25
16. Paid-up Equity Share Capital (Face Value: Rupees Ten per share)	197.92	197.92	197.92
17. Reserves including Statutory Reserves			4,782.30
18. Basic Earnings per Share on Net Profit after tax (not annualised) (In Rupees)	6.15	5.98	30.82
19. Diluted Earnings per Share on Net Profit after tax (not annualised) (In Rupees)	5.81	5.63	29.00
20. Aggregate of public shareholding			
No. of shares	13,36,37,330	13,37,50,822	13,40,16,160
% of shareholding	67.53	67.59	67.72
21. Final Dividend (Proposed)			
Rate per share (Face Value Rs. 10/-) (In Rupees)			8.50
Amount (Rs. in crores)			168.41

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

SEGMENTWISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

Particulars	Quarter ended		Year ended
	30-Jun-06	30-Jun-05	31-Mar-06
	Audited	Unaudited	Audited
Segment Revenue			
Power Business	1,351.15	1,059.77	4,330.19
Others	25.48	40.69	236.89
Total Segment Revenue	1,376.63	1,100.46	4,567.08
Less: Inter segment revenue	0.02	1.71	4.29
Net Sales/Income from Operations	**1,376.61**	**1,098.75**	**4,562.79**
Segment Results (Profit before tax and interest from each segment)			
Power Business	188.35	178.18	634.90
Others	(2.13)	(1.61)	2.71
Total Segment Results	186.22	176.57	637.61
Less: Interest Expense	38.53	36.60	148.46
Add: Unallocable Income net of Unallocable Expense	22.92	29.13	258.30
Total Profit Before Tax	**170.61**	**169.10**	**747.45**
Capital Employed			
Power Business	3,993.19	3,546.70	3,795.95
Others	147.16	123.20	213.34
Total Capital Employed	**4,140.35**	**3,669.90**	**4,009.29**

Types of products and services in each business segment:

Power - Generation, Transmission and Distribution of Electricity.
Others - Electronics, Project Consultancy etc.

TATA

1. The above results were reviewed by the Audit Committee and approved by the Board of Directors at their meeting held on 31st July, 2006.

2. The tariff in respect of the Mumbai Licensed Area for the quarter ended 30th June, 2006 is based on the Tariff Order dated 11th June, 2004 issued by the Maharashtra Electricity Regulatory Commission (MERC) for the years 2003-04 and 2004-05. The Annual Revenue Requirement (ARR) and Tariff Petition of the Company for the years 2005-06 and 2006-07 are being processed by MERC. Adjustments, if any, will be made on receipt of the MERC Order which is awaited.

   Further, the quarterly results do not reflect the adjustments required to be made towards Statutory Appropriations, for which adjustments will be made for the year as a whole. Accordingly, the quarterly results are not representative of the annual performance.

3. In respect of the share of Standby Charges billed by Maharashtra State Electricity Board (MSEB) and recoverable from Reliance Energy Ltd. (REL) for the periods from 1st April, 1998 to 31st March, 2004, the hearings of the appeals before the Appellate Tribunal have been concluded and the judgement is awaited.

   As the payments in respect of Standby Charges are subject to the final outcome of the Appeals, no adjustment has been made for the reversal in terms of the MERC Order dated 31st May, 2004 of Standby Charges credited in previous years estimated at Rs. 503 crores. Further, consequent to the MERC Order, interest estimated at Rs. 31 crores is payable to MSEB which has also not been accounted for. The aggregate of these amounts net of tax is estimated at Rs. 354 crores, which MERC in its Order has allowed to be adjusted, wholly by a withdrawal/set-off from certain Statutory Reserves created in earlier years by the Company under the repealed Electricity (Supply) Act, 1948.

   Adjustments if any, will be recorded by the Company on the final outcome of the said Appeal. Accordingly, adjustment to the Deferred Tax Liability Fund and the Deferred Tax Liability Account will also be made on the disposal of the said Appeal and no provision has been made in the accounts towards interest that may be determined as payable to REL in terms of the MERC Order.

   However, since 1st April, 2004, the Company, as a matter of prudence, has accounted standby charges on the basis determined by the MERC Order.

4. In a matter pertaining to certain distribution rights of the Company, the Appellate Tribunal of Electricity vide its Order dated 22nd May, 2006, set aside Maharashtra Electricity Regulatory Commission's Order and allowed as a whole the appeal preferred by REL. The financial consequences of the Appellate Tribunal's Order has neither been quantified in the Order nor been ascertained by the Company. The Company has filed an appeal in the Supreme Court which is pending for admission. The Company is of the view, supported by legal opinion, that the Appellate Tribunal's Order can be successfully challenged and consequently, no provision is considered necessary.

5. Until 31st March, 2006, the Company was providing for retirement benefits such as leave encashment, gratuity etc. in accordance with Accounting Standard 15 (AS-15) on 'Accounting for Retirement Benefits in the Financial Statements of Employers'. Pursuant to AS-15 (Revised 2005) on 'Employee Benefits' becoming mandatory with effect from 1st April, 2006, the Company has accounted for all employee benefits (including retirement benefits) in accordance with the revised AS-15. As a result, an amount of Rs. 61.06 crores (net of tax of Rs. 28.37 crores) has been adjusted against the opening balance of General Reserves, the charge for the quarter ended 30th June, 2006 is lower by Rs. 3.22 crores and Profit after tax is higher by Rs. 2.23 crores.

6. The number of investor complaints received during the quarter, resolved and pending are:

Pending as on 1st April, 2006	0
Received during the quarter ended 30th June, 2006	4
Disposed off during the quarter ended 30th June, 2006	3
Unresolved at the end of the quarter ended 30th June, 2006	1

7. Previous period/year figures have been regrouped/reclassified wherever necessary.

Date: 31st July, 2006.

For and on behalf of the Board of
THE TATA POWER COMPANY LIMITED

RATAN N TATA
Chairman

TATA

TATA

immediate use **PRESS RELEASE**

Tata Power Q1 PAT up at Rs. 121.85 crores
Revenue up 25.29 % at Rs. 1376.61 crores

- **Order placed for 250 MW coal based plant at Mumbai**
- **Order placed for 50 MW wind farm at Khandke, Ahmednagar**
- **Commences work on another 120 MW Unit at Jamshedpur**
- **Coal-linkages secured for Maithon and Chola Projects**
- **Plans a 120 MW IPP at Haldia using coke oven gases**
- **Strategic tie-ups to strengthen bids for UMPPs**

Mumbai, July 31, 2006: The Tata Power Company Limited, India's largest private power company, today announced its financial results for the first quarter ended June 30th for FY 2006-07.

HIGHLIGHTS Q1 - FY07

- Tata Power reported profits of Rs. 121.85 crores and revenues of Rs. 1376.61 crores. During the corresponding period last year, profits and revenues were Rs. 118.40 crores and Rs. 1098.75 crores respectively.

- Sales volume showed increase by 5.25% to 3807 MUs.The Jojobera Thermal Power Station recorded generation of 717 MUs as compared to the corresponding quarter's generation of 575 MUs. Further, Jojobera Power Plant won the "Golden Peacock Environment Management Award" for FY06.

- Depreciation of Rupee led to higher Interest and Finance Charges by Rs. 14.13 crores.

- Work has commenced on the **250 MW (unit 8) coal based Plant at Trombay**, to meet Mumbai's future power requirement. The project is scheduled to be commissioned in next 28 months. Further, work has also progressed on the short gestation **100 MW DG Sets**.

- During the quarter, order has been placed for **50 MW Wind Farm at Khandke**, Ahmednagar.

- **2X 1000 MW Coastal Power Plants in Maharashtra** are being pursued and actions are in hand to acquire the land required.

- During the quarter, work on **another 120 MW Project (Unit 6) at Jamshedpur** has started. This unit is a captive plant for Tata Steel which is based on utilizing the waste gases from the steel making process. The project is expected to be commissioned in 26 months.

- The Company has received required coal linkages for **1000 MW Maithon Right Bank Thermal Power Project** a joint venture with Damodar Valley Corporation (DVC).About 55% of the land has been acquired, while the rest of the land is in the process of being acquired. The project has been targeted for commissioning in FY 2010.

- The 100% coal linkage for a **1000 MW coal based Power Project at Chola (UP)** has also been achieved. This mega power plant will also supply power to Northern States including NDPL.

- The Company is setting up a met coke oven gas based **120 MW IPP at Haldia**, West Bengal. The project is scheduled to be commissioned in FY09.

- **Ultra Mega Power Projects (UMPPs)**: Tata Power has entered into a Development Agreement with Siemens Project Ventures GmbH to jointly participate in the tariff based bidding for the Govt. of India initiated UMPPs based at Sasan and Mundra. The Company has received the Request for Qualification for the two projects. In the Quarter, Tata Power also announced a strategic tie-up with Siemens Power Generation, Germany and Doosan Heavy Industries & Construction Pvt. Ltd., Korea to form an EPC consortium for the design and construction of power plants based on super critical technology.

- **North Delhi Power Limited (NDPL):** The Joint Venture between Tata Power and the State of Delhi for distributing power in the North & North-West parts of Delhi has continued to improve its performance, with its AT&C losses touching an all time low of 28 % as on June 2006, down from 53% in June 2002. The company also launched the unique scheme of home delivery for new connections where a consumer does not need to move from the premises to get a new connection or service and has to just call the company.

Commenting on the Company's performance, Mr. Adi Engineer, Director, Tata Power said: "The Company is now in the implementation phase of several new projects which have been envisioned in the last quarter. This augurs well for the future growth of the Company and will reflect in better operating results in due course. Participation in the Ultra Mega Power Projects and also implementing Company's own mega power plants will lead to a step change in the Company's size of operations."

About Tata Power
The Tata Power Company Limited is India's largest private sector power producer with an installed generation capacity of over 2300 MW. The Company has emerged as a pioneer in the Indian power sector, with a track record of performance, customer care and sustained growth. Tata Power has a presence in all areas of the power sector - generation (thermal, hydro, solar and wind), transmission and distribution.

For further information please contact:

Shalini Singh
Chief, Corporate Communications
The Tata Power Company Limited
Phone: 6665 8748; Email: shalinis@tpc.co.in

Navin Tauro / Swati Sundareswaran
Vaishnavi Corporate Communications
Phone: 66568755/ 87 Fax: 66568788
Email: ntauro@vccpl.com / ssundareswaran@vccpl.com